November 9, 2018

Ethan Brown
President and Chief Executive Officer
Beyond Meat, Inc.
1325 E. El Segundo Blvd.
El Segundo, CA 90245

       Re: Beyond Meat, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted November 1, 2018
           CIK No. 0001655210

Dear Mr. Brown:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to our prior comments are to comments in our letter of October 26,
2018.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary -- Our Competitive Strengths, page 5

1. We note your responses and the revised disclosures you provided at page 84 in response to prior comments 1, 2, and 3. However, the discussion you provide in this section under the subheading "Brand Mission Aligned with Consumer Trends" is essentially unchanged. If you retain the references to your social marketing and media impressions, include a more balanced discussion which addresses the staff's previously expressed concerns. For example, discuss the limitations of these metrics, and disclose that the reader should not
 Ethan Brown
Beyond Meat, Inc.
November 9, 2018
Page 2
      place undue emphasis or reliance on such data given its limitations and the lack of pertinence vis- -vis how management manages your operations. In the alternative, provide a detailed cross-reference to the related disclosure regarding limitations and lack of pertinence.
       You may contact Wei Lu, Staff Accountant, at 202-551-3725 or Jennifer O'Brien, Staff
Accountant, at 202-551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.



                                                            Sincerely,
FirstName LastNameEthan Brown
                                                            Division of
Corporation Finance
Comapany NameBeyond Meat, Inc.
                                                            Office of Natural
Resources
November 9, 2018 Page 2
cc:       Harold Yu
FirstName LastName